
06012268



NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

March 24, 2006


SEC MAIL
RECEIVED
PROCESSING
MAR 3 1 2006
WASH, D.C.
152
SECTION

SUPPL

Re: NABI ~~North American~~ Bus Industries Rt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern:

Find attached NABI Rt.'s Invitation to the Annual General Meeting of Shareholders, which has been published on March 24, 2006 in Magyar Tőkepiac (a daily newspaper used for the publication of capital markets related announcements), and on March 23, 2006 on the web site of the Budapest Stock Exchange (www.bse.hu) and the Company's website (www.nabi.hu).

Sincerely,

Rita Szalay
NABI Rt.

PROCESSED
APR 0 6 2006
THOMSON
FINANCIAL

Attachment:
NABI Rt's Invitation to the Annual General Meeting of Shareholders


NABI

NABI BUS INDUSTRIES RT.

Invitation to the Annual General Meeting of NABI Rt.

23. March 2006

Invitation to the Annual General Meeting of NABI Rt.

The Board of Directors of NABI Bus Industries Company Limited by Shares (registered seat: 1165 Budapest, Újszász u. 45.) (the "Company") hereby notifies its honorable shareholders that the Board of Directors has decided to convene the annual general meeting of the Company, to be held at 13:30 p.m. on Thursday, April 27, 2006.

Venue of the general meeting: Hotel Mercure Budapest Korona - 1053 Budapest, Kecskeméti u. 14.

I. Agenda of the general meeting:

1. Closing of the 2005 business year
   1.1. Report of the Board of Directors on the 2005 business year of the Company.
   1.2. Proposal of the Board of Directors for the approval of the 2005 standalone and consolidated financial statements and business report of the Company, and for the appropriation of the 2005 net losses.
   1.3. Report of the Supervisory Board on the report of the Board of Directors for 2005, on the 2005 standalone and consolidated financial statements and the business report of the Company and on the proposal of the Board of Directors for the appropriation of 2005 net losses.
   1.4. Report of the Auditor on the 2005 standalone and consolidated financial statements.
   1.5. Acknowledgement of the report of the Supervisory Board and the Auditor.
   1.6. Approval of the 2005 Report of the Board of Directors.
   1.7. Approval of the standalone and consolidated financial statements of the Company (prepared in accordance with Hungarian Accounting Standards and IFRS).
   1.8. Resolution on the appropriation of the net losses of the Company regarding 2005.
2. Decision on the voluntary dissolution of the Company.
   2.1 Decision on the commencement of voluntary dissolution of the Company
   2.2 Decision on the appointment of the trustee
   2.3 Determination of the remuneration of the trustee
   2.4 Decision on the subject matter of the additional USD 200,000 payable to the Company by the purchasers of the Company's business
3. Election of new members to the Supervisory Board and determination of their compensation.
4. Election of new members to the Board of Directors and determination of their compensation, provided that the General Meeting disapproves the voluntary dissolution of the Company as specified in agenda item no. 2.
5. Decisions on the indemnification of members of the Board of Directors.
6. Revocation of the Company's auditor. Election of the Company's new auditor. Determination of his or her compensation.
7. Amendments to the Articles
   7.1. Change of the Company's name

7.2. Deletion of the Company's branch
7.3. Modification of the Company's scope of activities
7.4. Modification of the rules on the signing on behalf of the Company
7.5. Approval of the amended and restated Articles of Association

II. Pursuant to Section 13.1 of the Articles of Association, the general meeting shall have a quorum if the attending shareholders or their authorized representatives represent more than half of the share capital, which carries with it a right to vote. The shareholders may attend the general meeting either personally or by a representative or an attorney-in-fact acting on their behalf. The document constituting such representation right must be handed over to the representative of the Company in the form of a public document or a fully verifiable private document with full probative force no later than at the commencement of the general meeting.

III. Pursuant to Section 13.3 of the Articles of Association, those shareholders whose names are listed in the Register of Shares on the turning day of the process for verifying the shareholders and their holdings that precedes the general meeting and possesses the appropriate securities account extract defined in Section 7.4 of the Articles of Association shall have the right to attend the general meeting and vote. The Board of Directors of the Company provides the appropriate means of voting per share for the shareholders.

IV. Pursuant to Section 13.7 of the Articles of Association, one dematerialized registered ordinary share of HUF 112 entitles the respective shareholder to exercise one vote.

V. We request the honourable shareholders to appear at the place of the general meeting one hour before the announced opening time of the general meeting for the purpose of registering the presence of the shareholders and the delivery of the voting appliances. The general meeting shall vote by open ballot. We kindly request the shareholders to report for registration in a timely manner. The Board of Directors will accept applications for registration only up to the closing of the attendance list. After the closing of the attendance list, those shareholders and representatives not appearing on the attendance list are entitled to participate at the general meeting but cannot exercise their voting rights.

VI. The proposals for the agenda of the general meeting will be made available at the Company's registered seat or on the web site of the Company at www.nabi.hu, and on the web site of the Budapest Stock Exchange ("BSE") at www.bet.hu after the later of April 5, 2006 or, as they become available.

VII. Pursuant to Section 13.2 of the Articles of Association, if the general meeting has no quorum at the latest 30 minutes after its set time, the re-convened general meeting will be held with the same agenda and at the same place at 14:00 p.m. on April 27, 2006. Such re-convened general meeting will have a quorum regardless of the number of attending shareholders.

Budapest, March 23, 2006

Board of Directors of NABI Bus Industries Rt.

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